

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2007

Irwin Pearl, President
Orion Diversified Technologies, Inc.
14 Front Street
Hempstead, N.Y. 11550

> **Re: Orion Diversified Technologies, Inc.**
> **Amendment 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 9, 2007**
> **File No. 0-4006**

Dear Mr. Pearl:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A

General

1.   We note your response to comments 2 in our letter dated May 25, 2007. We also note that you have filed as Exhibit D to your proxy the third amendment to the exchange agreement. The language of the amendment bars the voting of the shares for proxy proposals 1 through 6. Your January 18, 2007 letter indicates that the shares of Ovale owned by Mr. and Mrs. Fabert cannot be voted to change the Board or management of Orion. However, proxy proposal 7 concerns the election of the majority of the Board of Directors. Consequently, it appears that the shares can be voted to change the Board. In this regard, absent explicit restrictions on the rights of these shares, it appears that these shares should be considered for purposes of determining whether a change in control has already occurred for Orion.

2.   Please update your interim financial statements for Ovale as necessary. We
        remind you that the financial statements shall be updated to include an interim
        period ending within 135 days of the expected mailing date of the proxy
        statement. Refer to Item 310(g) of Regulation S-B.

3.   We have reviewed your response to our prior comment 2 in our letter dated May
        25, 2007. Please revise the notes to Orion's financial statements to indicate that
        the shares issued to the Ovale shareholders in the first closing cannot be voted but
        are included in the weighted average shares outstanding for purposes of
        calculating earnings per share.

Part 1: Securities Exchange with Ovale Shareholders, page 10

4.   We have reviewed your response to our prior comment 4 in our letter dated May
        25, 2007. Please revise to eliminate all references to the term "reverse
        acquisition" and replace the term with "recapitalization" or "transaction." For
        example, the term "reverse acquisition" still appears in Notes 3 and 6 to the Orion
        Diversified Technologies, Inc. audited financial statements and in Note 7 to the
        Ovale S.A. audited consolidated financial statements.

5.   We note your response to comments 5 in our letter dated May 25, 2007. We
        reissue our prior comment. We note that your disclosure states that all the Ovale
        shares are being exchanged. Based on your disclosure, that would appear to be
        100 shares of Class A shares and 150 of Class B shares.   Please revise your
        disclose to include the exact number of shares of Ovale that are being exchanged
        for the 11,775,000 shares of Orion.

How the Exchange Came About and the Money Invested in Ovale, page 13

6.   We note your response to comments 6 in our letter dated May 25, 2007. We also
        note your revisions to your disclosure. We further understand that there may not
        have been formal conversion or exchange terms in connection with these
        transactions. Nevertheless, please revise your disclosure so an investor can
        determine how many shares each party received for their loans, their class A
        shares and their class B shares.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Critical Accounting Policies and Estimates, page 29

Valuation of long-lived assets, page 31

   7.   Please revise to present Ovale's net long-lived asset balance as of the most recent balance sheet date.

Exhibit F: Audited Financial Statements of Orion

Report of Independent Registered Public Accounting Firm

   8.   We reissue comment number 20 in our November 30, 2006 letter. Please obtain a revised audit report that replaces the wording "in accordance with the *auditing* standards of the Public Company Accounting Oversight Board (United States)" with "in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

Statement of Cash Flows, page F-3

   9.   We note your presentation of shares issued for $14,000 cash in the 2007 cash flow from financing activities section, but this transaction has not been reflected in your 2007 statement of stockholders' equity (deficiency). Please revise or advise.

Statements of Stockholders' Equity (Deficiency), page F-4

   10.   Please revise to also present a statement of stockholders' equity (deficiency) for the period from May 1, 2005 through April 30, 2006. Refer to Item 310(a) of Regulation S-B.

Exhibit G: Audited Financial Statements of Ovale

Report of Independent Registered Public Accounting Firm, page 1

   11.   We reissue our prior comment 12 since your auditors continue to reference the financial statements of International Paper Company in the opinion paragraph of their audit report. In addition, the auditors' report references the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006, but you have only presented two years. Please have your auditors revise their opinion to address only the financial statements presented.

Notes to Financial Statements

Note 2. – Summary of Significant Accounting Policies
Concentration of credit risk, page 7

      12.   Please revise to disclose Ovale's allowance for bad debts and returns and allowances as of December 31, 2006 and 2005 rather than as of December 31, 2004 and 2003.

Leasehold rights and other intangible assets, page 7

      13.   We have reviewed your response to our prior comment 13 in our letter dated May 25, 2007. We are not in a position to agree with your position that key money should be accounted for as an indefinite lived intangible asset as defined by SFAS No. 142. Please be advised that key money paid to the previous tenant is clearly and closely related to the term of the lease. Please revise to reflect key money as finite lived intangible assets amortized on a straight-line basis to their estimated residual value over the respective lease terms. In your response, please tell us what assumptions you use to estimate the residual values of your key money if different from the amounts you paid. Please revise the description of your accounting policy for key money accordingly. Finally, we reissue our request that you change your description in the consolidated statements of cash flows from "investment in goodwill" to "purchase of key money."

Exhibit H: Unaudited Financial Statements of Ovale for the Quarter ended March 31, 2007

Consolidated Statement of Cash Flows, page 3

      14.   We note that you have presented what appears to be the consolidated statement of cash flows for the year ended December 31, 2006. Please revise to present the consolidated statement of cash flows for the comparable 2006 quarterly period.

Notes to Consolidated Financial Statements (Unaudited), page 1

Note 5 – Intangible Assets, page 5

      15.   Please update your disclosure to reflect the leasehold rights balance as of the most recent balance sheet date.

Exhibit I: Pro Forma Financial Statements of Orion and Ovale

16.   Please revise your pro forma financial statements to reflect the reverse merger with Ovale as a recapitalization. As such, Orion's historical operating results should be eliminated while the historical statements of operations of Ovale carry forward along with cash transaction costs directly related to the recapitalization. Additionally, the stockholders' equity of Ovale should be adjusted for all periods presented to reflect the equivalent number of Orion shares received in the exchange. Retained earnings of Ovale should be carried forward and earnings per share for periods prior to the recapitalization should be restated to reflect the number of equivalent shares of Orion received in the exchange. In addition, we note a number of footing and cross-footing errors in your presentation. Please revise your pro forma financial statements accordingly for each of these matters. In addition, please include with your response the detail of the entries you used to eliminate Orion's historical operating results.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

General

17.   Please revise to make conforming changes to your filing in response to the applicable comments above.

***

        As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or in his absence William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Martin Mushkin, Esq.